SAGE PARTNERS SECURITIES, LLC

(A Wholly Owned Subsidiary of The Sage Group, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash	$	3,287,445
Certificate of Deposit		519,879
Retainer Fee Receivable		37,500
Prepaid Expenses		13,449
	$	3,858,273
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts Payable	$	24,180
Deferred Revenue		253,952
Due to Parent		618,725
Total liabilities		896,857
Member's equity		2,961,416
	$	3,858,273

See accompanying notes to financial statements.